UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12)*
X-RITE, INCORPORATED (Name of Issuer)
Common Stock, par value $.10 per share (Title Class of Securities)
983857103 (CUSIP Number)
Dan Friedberg Sagard Capital Partners, L.P. 325 Greenwich Avenue Greenwich, CT 06830 203-629-6700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2012 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 1 of 3

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: -0-
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 0.0%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 2 of 3

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: -0-
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 0.0%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 3 of 3

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: -0-
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): -0-%
14	Type of Reporting Person: CO

Statement on Schedule 13D

This Amendment No. 12, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, as heretofore amended, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 4.       Purpose of the Transaction.

Item 4 is hereby amended to include the following:

Pursuant to the Tender and Support Agreement (the “Support Agreement”) dated April 10, 2012 by and among Sagard, Danaher Corporation, a Delaware corporation (“Parent”) and Termessos Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Sagard tendered 7,917,898 of the Shares beneficially owned by Sagard (the “Subject Shares”) to Merger Sub on April 30, 2012 in connection with the cash tender offer (the “Tender Offer”) made by Merger Sub for all of the Issuer’s outstanding Shares.

On May 9, 2012, Sagard tendered an additional 5,391,867 Shares to Merger Sub in the Tender Offer.

The tendered Shares were accepted for payment and the Merger was consummated on May 15, 2012.

Pursuant to the Merger Agreement, all remaining Shares held by the Reporting Persons were converted into the right to receive cash at $5.55 per share.  For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Issuer on April 11, 2012.

The Reporting Persons no longer beneficially own any Shares.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

Item 5.       Interest in Securities of the Issuer.

Items 5(a) - (e) are hereby amended and restated in their entirety as follows:

(a)  As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Issuer.

(b)  As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Issuer.

(c)  Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  As a result of the completion of the Tender Offer by Merger Sub and the consummation of the Merger on May 15, 2012, the Reporting Persons no longer hold any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2012	SAGARD CAPITAL PARTNERS, L.P.
	By:	Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President